EXHIBIT 4.5
ARTICLES AND PLAN OF SHARE EXCHANGE
BETWEEN
QUETZAL CAPITAL 1, INC.,
A FLORIDA CORPORATION, AND
VALLEY FORGE COMPOSITE TECHNOLOGIES, INC.,
A PENNSYLVANIA CORPORATION

Pursuant to 15 Pa.C.S. § 1931 of the Business Corporation Law of 1988 (“BCL”), Quetzal Capital 1, Inc., a Florida Corporation, and Valley Forge Composite Technologies, Inc., a Pennsylvania corporation, hereby adopt the following Articles and Plan of Share Exchange:

FIRST: The “Share Exchange Agreement between Quetzal Capital 1, Inc. and the Shareholders of Valley Forge Composite Technologies, Inc., dated July 6, 2006,” (the “Plan of Share Exchange”) generally provides that:

1.
Valley Forge Composite Technologies, Inc. will become a wholly-owned subsidiary of Quetzal Capital 1, Inc. upon the execution of the terms of the Plan of Share Exchange and compliance with the requirements of the laws of Florida and Pennsylvania with respect to share exchange transactions;

2.
The shareholders of Valley Forge Composite Technologies, Inc. shall tender one thousand shares, par value $0.001, of the common stock of Valley Forge Composite Technologies, Inc., which amount of shares represents one hundred percent of the issued and outstanding common stock of Valley Forge Composite Technologies, Inc., in exchange for forty million shares, par value $0.001, of the capital stock of Quetzal Capital 1, Inc., which amount following the exchange represents eighty percent of the issued and outstanding common stock of Quetzal Capital 1, Inc.;

3.
Upon the effectiveness of the Plan of Share Exchange, each outstanding share of Valley Forge Composite Technologies, Inc. will be converted into forty thousand shares of Quetzal Capital 1, Inc. without any action on the part of the holder thereof; and

4.
The Plan of Share Exchange shall be effected by the filing of respective articles and plans of share exchange with the State of Florida Division of Corporations and the Pennsylvania Secretary of State Corporation Bureau.

SECOND: On July 6, 2006, the sole shareholder of Quetzal Capital 1, Inc. approved the Plan of Share Exchange in accordance with the applicable laws of the State of Florida. The number of votes cast by the sole shareholder was sufficient to approve the Plan of Share Exchange.

THIRD: On July 6, 2006, the shareholders of Valley Forge Composite Technologies, Inc., approved the Plan of Share Exchange in accordance with the 15 Pa.C.S. § 1931(d) of the BCL. The number of votes cast by the shareholders was sufficient for the corporation to approve the Plan of Share Exchange. Shareholders of Valley Forge Composite Technologies, Inc. will receive an information statement, which discloses, among other information, their rights to dissent from the transaction in accordance with Subchapter D, Section, 15 of the BCL, which is comprised of sections 1571 through 1580 (hereafter “Subchapter D”), and the text of 15 Pa.C.S. § 1931(d) of the BCL.

FOURTH: The full text of the Plan of Share Exchange is on file at the principal place of business of the reorganized Company. The address of the reorganized company is Valley Forge Composite Technologies, Inc. 628 Jamie Circle, King of Prussia, PA 19406.

FIFTH: Pursuant to the Plan of Share Exchange, on July 5, 2006, Tony N. Frudakis resigned as a director and officer of Quetzal Capital 1, Inc., and Louis J. Brothers and Larry K. Wilhide were appointed as the new directors.

SIXTH: The effective date of the Plan of Share Exchange is July 6, 2006.

IN WITNESS THEREOF, Quetzal Capital 1, Inc., and Valley Forge Composite Technologies, Inc., have caused these Articles and Plan of Share Exchange to be executed in their respective names and on their behalf by their respective authorized persons on the 6th day of July, 2006.

QUETZAL CAPITAL 1, INC.	VALLEY FORGE COMPOSITE TECHNOLOGIES, INC

/s/ Tony N. Frudakis	/s/ Louis J. Brothers
Tony N. Frudakis	Louis J. Brothers
President	President